Exhibit 4.1

DESCRIPTION OF HEARTFLOW, INC. SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following descriptions are summaries of Heartflow, Inc.’s (“our”) capital stock and the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws. Because the following descriptions are only summaries, they do not contain all of the information that may be important to you. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to our Annual Report on Form 10-K, and applicable law.

General

Our authorized capital stock consists of 300,000,000 shares of capital stock, par value $0.001 per share, of which:

"	250,000,000 shares are designated as common stock; and
"	50,000,000 shares are designated as preferred stock.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Subject to the rights of the holders of one or more series of preferred stock, director candidates standing for election are elected by a plurality of the votes cast by our stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. Our amended and restated certificate of incorporation retains a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms.

Dividend Rights

Subject to preferences that may be applicable to any preferred stock, the holders of our common stock are entitled to receive ratably, on a per share basis, any dividends declared by our board of directors out of assets legally available.

Liquidation Rights

Subject to preferences that may be applicable to any preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of our debts and other liabilities, the holders of shares of our common stock are entitled to receive, ratably in proportion to the number of shares held by the holder, all our remaining assets available for distribution to our stockholders.

No Preemptive or Similar Rights

The holders of our common stock are not entitled to preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions.

Preferred Stock

Our amended and restated certificate of incorporation authorizes 50,000,000 shares of preferred stock and provides that preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, special and other rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. These rights, powers and preferences could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. Our board of directors is able to, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management.

Anti-takeover Effects of Provisions of the Proposed Amended and Restated Certificate of Incorporation and Bylaws and Applicable Law

Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise, and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. It is also possible that these provisions might have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors be classified into three classes of directors, with each class serving a staggered three-year term. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings of our stockholders.

Authorized But Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Written Consent; Special Meeting of Stockholders

Our amended and restated certificate of incorporation and bylaws provide that stockholder action may not be taken by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.

Our amended and restated certificate of incorporation and bylaws provide that, subject to the rights of any holders of preferred stock, special meetings of our stockholders, for any purpose or purposes, may be called only by (i) the chair of the board, (ii) the chief executive officer or (iii) the secretary at the direction of our board of directors pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide that stockholders seeking to bring business before the annual meeting of our stockholders or to nominate candidates for election as directors at the annual meeting of our stockholders or, in certain instances as provided in our bylaws, a special meeting of our stockholders must provide timely notice of their intent in writing.

To give timely notice, the notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made or sent by us.

Our amended and restated bylaws also specify certain informational and other requirements as to the form and content of the notice. These provisions, if not satisfied on a timely basis or at all, may preclude our stockholders from bringing business or director nominations before the meeting of our stockholders.

Election and Removal of Directors

Our amended and restated certificate of incorporation and bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors.

Under the amended and restated certificate of incorporation, our directors may be removed from office, but only for cause, which requires approval by the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors.

Vacancies and newly created directorships on our board of directors may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any new director shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. The treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of the board of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not authorize cumulative voting rights for our stockholders.

The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence a decision by our board of directors, including regarding any potential merger, tender offer or other potential takeover transaction.

Amendments to Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws provide that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors is required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent

(66-2/3%) of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Delaware Anti-takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

"	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
"

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (A) shares owned by persons who are directors and also officers and (B) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

"

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of our outstanding voting stock. This provision is expected to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Moreover, Section 203 may discourage attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Choice of Forum

Our amended and restated certificate of incorporation generally designates, unless we otherwise consent in writing, the Court of Chancery (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) as the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent to us or our stockholders, or any claim for aiding and abetting any such alleged breach, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware.

Our amended and restated certificate of incorporation also provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Further, our amended and restated certificate of incorporation provides that the foregoing choice of forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of the amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Fidelity Stock Transfer Solutions LLC. The transfer agent’s address is 245 Summer Street, Boston, MA 02210.

Nasdaq Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “HTFL.”